Exhibit (d)(6)(f)
Exhibit A
PACIFIC FUNDS
FEE SCHEDULE
Effective: December 1, 2005
     Portfolio: PL Large-Cap Value Portfolio
     The Investment Adviser will pay to the Fund Manager a monthly fee based on:
(a) The annual percentage of the combined average daily net assets of the PL Large-Cap Value Fund and the Large-Cap Value Portfolio of Pacific Select Fund according to the following schedule:
Rate (%)               Break Point (assets)
.45% on the first $100 million
..40% on the next $100 million
..35% on the next $200 million
..30% on the next $350 million
..25% on the next $250 million
..20% on excess, and
(b)	The ratio of the PL Large-Cap Value Fund’s average daily net assets over the combined assets of the PL Large-Cap Value Fund and the Large-Cap Value Portfolio
Fees for services shall be prorated for any portion of a year in which the Agreement is not effective.
Acknowledged and Agreed by:
ClearBridge Advisors, LLC

By:	/s/ Terrance Murphy
Title:	Chief Administrative Officer